# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liquidia Corporation, CIK 0001819576
CUSIP: 53635D202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 419 Davis Drive, Suite 100, Morrisville, Prince Edward Island Canada (A7), 27560
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-008083
Filed by CIK 2006905

## Reporting persons
- Legend Aggregator, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,860,371; sole dispositive power 0; shared dispositive power 1,860,371; aggregate amount beneficially owned 1,860,371 (2.2% of the class)
  Comment: Based upon 84,636,621 shares of Common Stock issued and outstanding as of October 30, 2024 according to the Issuer's Quarterly Report on Form 10-Q filed for the fiscal quarter ended September 30, 2024.
- Legend Aggregator Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,860,371; sole dispositive power 0; shared dispositive power 1,860,371; aggregate amount beneficially owned 1,860,371 (2.2% of the class)
  Comment: Based upon 84,636,621 shares of Common Stock issued and outstanding as of October 30, 2024 according to the Issuer's Quarterly Report on Form 10-Q filed for the fiscal quarter ended September 30, 2024.

## Item 1. Issuer
Name of issuer: Liquidia Corporation
Address of issuer's principal executive offices: 419 Davis Drive, Suite 100, Morrisville, North Carolina 27560

## Item 2. Person Filing
Name of person filing: This Statement is being filed jointly by each of Legend Aggregator, LP, a Delaware limited partnership, and Legend Aggregator Advisors, LLC, a Delaware limited liability company (collectively with Legend Aggregator, LP, the "Reporting Persons"). Legend Aggregator Advisors, LLC is the general partner of Legend Aggregator, LP. Voting and investment power over the shares held by the Reporting Persons is exercised by a three-member management committee of Legend Aggregator Advisors, LLC, and pursuant to the governing documents of Legend Aggregator Advisors, LLC, voting and disposition decisions require the approval of a majority of such persons.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
Citizenship: Please refer to Item 4 on each cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Legend Aggregator, LP: /s/ Adam Fliss, Adam Fliss, Vice President of Legend Aggregator Advisors, LLC, its General Partner (02/12/2025)
- Legend Aggregator Advisors, LLC: /s/ Adam Fliss, Adam Fliss, Vice President (02/12/2025)
Comment: EXHIBIT LIST
Exhibit A
Joint Filing Agreement, dated as of January 16, 2024, incorporated by reference to the Schedule 13G filed by the Reporting Persons on January 16, 2024